Exhibit 18.2
MANGAS EVEREST S.A.S.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

GHP Horwath, P.C. Member Crowe Horwath International 1670 Broadway, Suite 3000 Denver, Colorado 80202 +1 303.831.5000 +1 303.831.5032 Fax www.GHPHorwath.com
INDEPENDENT AUDITORS’ REPORT
Board of Directors and Shareholders
Mangas Everest S.A.S.
We have audited the accompanying consolidated statement of financial position of Mangas Everest S.A.S. and subsidiaries (“the Company”) as of December 31, 2010, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the nine-month period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mangas Everest S.A.S. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the nine-month period ended December 31, 2010 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
As discussed in Note 1 to the consolidated financial statements, on January 21, 2010, the Company was reorganized for the purpose of acquiring certain assets and assuming certain liabilities of an online gaming business. The closing of the acquisition occurred on April 8, 2010.
/s/ GHP HORWATH, P.C.
Denver, Colorado
June 29, 2011

A GHP Financial Group Company
GHP Horwath, P.C. is an independent member firm of Crowe Horwath International, a Swiss verein. Each member firm of Crowe Horwath International is a separate and independent legal entity.

MANGAS EVEREST S.A.S.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(EXPRESSED IN THOUSANDS)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010

	Notes	EUR	USD

Net gaming revenue		38,482	51,447

Marketing expenses		(22,263)	(29,763)
Compensation expense		(12,106)	(16,184)
Depreciation and amortization		(7,555)	(10,100)
Administrative expenses		(5,748)	(7,686)
Bank and processor services		(4,580)	(6,124)
Professional services		(3,302)	(4,414)
Management fee-related party	12	(851)	(1,138)
Other expense		(199)	(266)

Total expenses		(56,604)	(75,675)

Loss before tax		(18,122)	(24,228)
Income tax expense	3	(559)	(747)

Loss after tax		(18,681)	(24,975)

Other comprehensive loss:
Foreign exchange differences arising from translation of foreign currency financial statements		118	158

Total comprehensive loss for the period		(18,563)	(24,817)

MANGAS EVEREST S.A.S.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(EXPRESSED IN THOUSANDS)
AS OF DECEMBER 31, 2010

	Notes	EUR	USD
Assets
Non-current assets
Goodwill	5	74,352	99,401
Intangible assets, net	5	33,540	44,840
Property, plant and equipment	4	4,329	5,787
Other non-current assets		906	1,211

Total non-current assets		113,127	151,239

Current assets
Due from related parties	12	995	1,330
Prepaid and other current assets		296	396
Payment processor and other receivables		4,535	6,063
Cash and cash equivalents		18,698	24,997

Total current assets		24,524	32,786

Total assets		137,651	184,025

Equity and liabilities
Equity
Share capital	8	30,906	41,318
Share premium	9	94,010	125,682
Foreign exchange reserve	9	118	158
Retained deficit		(18,681)	(24,975)

Total equity		106,353	142,183

Liabilities
Current liabilities
Trade and other payables	6	4,703	6,287
Player account balances		18,506	24,741
Income tax payable	3	1,236	1,652
Due to related parties	12	4,456	5,957

Total current liabilities		28,901	38,637

Non-current liabilities
Other	7	2,397	3,205

Total liabilities		31,298	41,842

Total equity and liabilities		137,651	184,025

MANGAS EVEREST S.A.S.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(EXPRESSED IN THOUSANDS)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010

		Share	Share	Foreign Exchange	Retained	Total
		Capital	Premium	Reserve	Deficit	Equity
	Notes	EUR	EUR	EUR	EUR	EUR

Balance at April 1, 2010		2	—	—	—	2
Stock issuance	8, 9	30,904	94,010			124,914
Total comprehensive loss				118	(18,681)	(18,563)

Balance at December 31, 2010		30,906	94,010	118	(18,681)	106,353

MANGAS EVEREST S.A.S.
CONSOLIDATED STATEMENT OF CASH FLOWS
(EXPRESSED IN THOUSANDS)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010

	Notes	EUR	USD
Cash flows from operating activities:
Loss after tax		(18,681)	(24,975)
Adjustments for:
Depreciation and amortization		7,555	10,100

Operating loss before working capital changes		(11,126)	(14,875)

Changes in assets and liabilities, net of business acquisition:
Decrease in payment processor and other receivables		3,544	4,738
Decrease in prepaid and other current assets		5,751	7,689
Increase in due from related parties		(992)	(1,326)
Decrease in other non-current assets		2,232	2,984
Decrease in trade and other payables		(670)	(896)
Increase in accrued liabilities		1,553	2,075
Increase in due to related parties		3,327	4,448
Decrease in player account balances		(7,189)	(9,611)

Net cash used in operating activities before tax		(3,570)	(4,774)

Income taxes paid		(45)	(60)

Net cash used in operating activities		(3,615)	(4,834)

Cash flows from investing activities
Acquisition of property, plant and equipment	4	(731)	(977)
Capitalized software development costs	5	(3,040)	(4,064)

Net cash used in investing activities		(3,771)	(5,041)

Net decrease in cash and cash equivalents		(7,386)	(9,875)

Cash and cash equivalents at beginning of the period		—	—
Opening cash balance in consolidation of Everest	1	25,867	34,582
Effect of change in foreign exchange rates on cash and cash equivalents		217	290

Cash and cash equivalents at end of year		18,698	24,997

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
1.	Organization, business and management’s plans:
Organization:
Mangas Everest S.A.S. (“Mangas Everest” or the “Company) was formed by BetClic Everest Group (“BetClic”) as a limited liability holding company in France in December 2008. On January 21, 2010, Mangas Everest was reorganized into a French Stock company for the purpose of acquiring certain assets and assuming certain liabilities of an online gaming business (referred to herein as “Everest”). Through April 7, 2010, Everest was wholly-owned by Gigamedia Limited (“GigaMedia”), a company incorporated in Singapore.
On December 15, 2009, GigaMedia entered into a Stock and Asset Purchase Agreement (the “SAPA”) with BetClic to sell 60 percent of Everest to BetClic for approximately 100 million USD (€75 million) in cash, subject to certain post-closing adjustments. The closing of the sale occurred on April 8, 2010. The sale of the remaining 40 percent to BetClic is subject to a put and call mechanism in place between GigaMedia and BetClic, as defined in the SAPA. GigaMedia has the option to put all or part of its remaining 40 percent interest to BetClic in each of 2013, 2014, and 2015 at a mutually agreed upon price considering all relevant facts and circumstances after the end of each year. If the put option held by GigaMedia is not fully exercised, BetClic will have the option to call the remaining interest held by GigaMedia in each of 2015 and 2016.
As a result of the transaction described above, as of April 8, 2010 and through December 31, 2010, Mangas Everest is 60 percent owned by BetClic, which operates in the sports betting and online gaming industry primarily in continental Europe with a significant market presence in France; and 40 percent owned by GigaMedia which operates in the online gaming industry, primarily in Asia. Since April 8, 2010, Mangas Everest has operated through its five majority-owned subsidiaries. See Note 16.
The acquisition of Everest by BetClic has been accounted for by the Company using the acquisition method of accounting. The following summarizes the acquisition date fair values of the assets acquired and liabilities assumed:

EUR
Cash and cash equivalents	25,867
Payment processor and other receivables	8,082
Prepaid expenses	6,047
Property, plant and equipment (Note 4)	5,369
Other assets	3,138
Intangible assets (Note 5)	36,259
Goodwill (Note 5)	74,473

Total assets acquired	159,235

Trade and other payables	(5,373)
Player account balances	(25,695)
Other liabilities	(3,129)

Total liabilities assumed	(34,197)

Retained interest (GigaMedia - 40%)	(50,015)

Purchase price (BetClic - 60%)	75,023

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
1.	Organization, business and management’s plans (continued):
Organization (continued):
The retained interest was measured at fair value and includes GigaMedia’s proportionate share of the goodwill recognized in the transaction. Goodwill of €5,009 is expected to be deductible for tax purposes. BetClic acquired a controlling interest in Everest to enhance its position as a major European player in the online gaming space. In addition, the acquisition was completed by BetClic to better diversify its product mix by investing in a predominate poker brand within its core market of France. By acquiring a controlling interest, in Everest, BetClic is also able to enjoy synergies by adopting Everest’s poker, casino, e-commerce and affiliate software at its other online destinations. These were the primary factors among others, which contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired, resulting in goodwill being recognized.
The results of Everest have been included in the Company’s consolidated financial statements since April 1, 2010. Prior to the acquisition, the Company was dormant.
The consolidated financial statements were authorized for issue by resolution of the board of directors on June 29, 2011. The registered office of Mangas Everest is at 5 Rue Francois, 1ER 75008 Paris, France and its operations are conducted primarily in North America and Malta. Primarily all of the Company’s customers are located in Europe.
Business:
Everest owns and operates an online gaming business primarily in continental Europe via its two poker websites and eight casino websites.
Management’s plans:
During the nine months ended December 31, 2010, Everest experienced a significant decrease in both net gaming revenue and income after tax as compared to prior years. The Company experienced a broad-based downturn in revenue during the nine months ended December 31, 2010 and failed to reduce costs quickly and significantly enough to offset this downturn. The Company was unable to attract as many players as forecasted and new players generated less revenue on average because they either played less frequently or played over a shorter lifespan than in prior years.
While there is no guarantee that the Company will be able to meet the operational and financial requirements of its 2011 budget and limit the use of cash, the Company’s business plan is focused on controlling costs and conserving cash. Management has had success in securing equipment financing in 2011 and is currently in negotiations with a financial institution to secure a commercial bank revolving line of credit before the end of 2011. The Company has also had success in 2011 in proactively controlling marketing costs and related promotional campaigns, which is its largest operating expense. Management believes that these factors, in combination with the potential for future cash contributions by the Company’s shareholders BetClic and GigaMedia, should provide adequate capital resources to fund the Company’s operations through at least the end of 2011.
Should the Company fail to obtain required capital when needed, or fail to continue to limit the use of cash in accordance with management’s plans, this could have a material adverse effect on its business, results of operations, financial condition and cash flows, and the Company could be required to reduce its level of operations, delay product development or take other actions to diminish the amount of cash used in its business.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
2.	Summary of significant accounting policies:
Statement of compliance:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which have been consistently applied. The consolidated financial statements have been prepared on the historical cost and accrual basis and are presented in Euro (“€” or “EUR”). The amounts expressed in United States dollars (“US$” or “USD”) are presented solely for the convenience of the readers and are translated at a rate of US$ 1.337 to 1.00 EUR, the approximate rate of exchange at December 31, 2010. Such translations should not be construed to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“US GAAP”).
New accounting standards and interpretations:
To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the nine months ended December 31, 2010, they have not been applied in preparing these consolidated financial statements.
Improvements to IFRSs (2010):
Effective January 1, 2011, the Company adopted the improvements to IFRS (2010), which is a collection of minor improvements to existing standards.
The Company does not expect the adoption of these improvements to IFRS to have a material impact on the Company’s consolidated financial statements.
Revised International Accounting Standard (“IAS”) 24, related-party disclosures (2009):
Revised IAS 24, related-party disclosures, amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities.
Revised IAS 24, related-party disclosures will become mandatory for the Company’s 2011 consolidated financial statements, and is not expected to have a material impact on its financial statements.
IFRS 9, financial instruments (2013):
Under IFRS 9, financial assets are classified into financial assets measured at fair value or at amortized cost depending on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Fair value gains or losses will be recognized in profit or loss except for those non-trade equity investments, which the entity will have a choice to recognize the gains and losses in other comprehensive income. IFRS 9 carries forward the recognition and measurement requirements for financial liabilities from IAS 39, except for financial liabilities that are designated at fair value through profit or loss, where the amount of change in fair value attributable to change in credit risk of that liability is recognized in other comprehensive income unless that would create or enlarge an accounting mismatch. In addition, IFRS 9 retains the requirements in IAS 39 for derecognition of financial assets and financial liabilities.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
2.	Summary of significant accounting policies (continued):
IFRS 9, financial instruments (2013) (continued):
The Company does not anticipate that the adoption of the above IFRS (including consequential amendments) and interpretations will result in any material impact to the consolidated financial statements in the period of initial application.
Critical accounting policies, estimates and judgments:
Included in this note are accounting policies that management has determined to require estimates, judgments and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year. These policies, together with references to the related notes to the financial statements, can be found as follows:

Income taxes	Note 3
Property, plant and equipment	Note 4
Intangible assets and impairment of goodwill	Note 5
Derivative liabilities	Note 7
Contingencies	Note 14
Use of estimates:
Preparation of the financial statements in conformity with IFRS requires the use of judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for each period. Actual results could differ from those estimates.
Consolidation:
Subsidiaries are companies controlled, directly or indirectly, by Mangas Everest. Control exists where the Company has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial information of subsidiaries is included in the consolidated financial statements using the acquisition method of accounting, and are consolidated from the date of acquisition (i.e. the date on which control of the subsidiary effectively commences).
On the date of acquisition the assets and liabilities of the relevant subsidiaries are measured at their fair values.
All inter-Company transactions, balances, income and expenses are eliminated on consolidation.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
2.	Summary of significant accounting policies (continued):
Functional currency:
Items included in the consolidated financial statements of the Company are measured using the currency of the primary environment in which it operates (“the functional currency”). The Company’s principal operations are conducted in US$. However, the parent company’s reporting currency is the Euro; therefore, the consolidated financial statements are presented in the Euro. Transactions in currencies other than US$ are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies (primarily intercompany accounts) are translated to the functional currency (U.S. dollars) at the foreign exchange rate prevailing at the statement of financial position date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Net exchange gains of €127 were recognized in earnings for the nine months ended December 31, 2010 and are reported as a component of other expense.
Revenue:
The Company’s revenues are derived from internet poker and casino game activity operated by one of the Company’s wholly-owned subsidiaries, Everest Gaming Limited. The Company generates revenues by providing and promoting online games of skill and chance that are available on its free downloadable gaming software. Revenues derived from the Company’s online gaming software platform are recognized at the time games are played and are net of player winnings. Transaction fee revenues derived from the Company’s online multi-player poker platform are recognized as services are provided. Revenue is measured at the fair value of the consideration received or receivable. Revenue is not recognized until game play has concluded. Pending wagers and player balances are recognized as current liabilities. Approximately 36% of revenue recorded during the nine-month period ended December 31, 2010 was generated from players residing in France.
Goodwill:
Goodwill represents the excess of the cost of an acquisition over the Company’s share of the fair value of the identifiable assets and liabilities of an acquired subsidiary, associate or jointly-controlled entity.
Externally acquired intangible assets:
Intangible assets are recognized on business combinations if they are separate from the acquired entity or give rise to other contractual or legal rights. Identifiable assets are recognized at their fair value at the acquisition date. The identified intangibles are amortized over the useful economic life of the assets.
Internally developed intangible assets — software development expenditures:
Expenditures incurred to develop gaming, affiliate and e-commerce software are capitalized only where the expenditure will lead to new or substantially improved products or processes, the products or processes are technically and commercially feasible and the Company has sufficient resources to complete development. The expenditures capitalized include the cost of outside consultants, labor and an appropriate proportion of overheads. All other development expenditures are expensed as incurred.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
2.	Summary of significant accounting policies (continued):
Internally developed intangible assets — software development expenditures (continued):
Amounts capitalized during the nine-month period ended December 31, 2010 are amortized using the straight-line method, which is applied over the estimated useful life of the software which is a weighted average of four years.
Subsequent expenditures on capitalized intangible assets are capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditures, including these incurred in order to maintain the related intangible assets’ current level of performance, are expensed as incurred.
Amortization of intangible assets:
Amortization is provided to amortize the cost of all intangible assets, with the exception of goodwill arising from the acquisition method of accounting discussed in Note 1, and evenly over the periods the Company expects to benefit from their use, and varies between:

Trademarks/Brand names/Domain names	2 – 11 years
Internally-developed software	2 – 5 years
Player lists	5 years
Property, plant and equipment:
Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Expenditures incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, and the expenditure of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset.
Depreciation is calculated on a straight-line basis to depreciate the cost of property, plant and equipment, less any estimated residual values, over the following estimated useful lives:

Computers and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Term of lease
The gain or loss on disposal or retirement of an item of property, plant and equipment recognized in the profit or loss is the difference between the net sales proceeds and the carrying amount of the asset.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
2.	Summary of significant accounting policies (continued):
Impairment of goodwill, other intangibles and property, plant and equipment:
At the end of each reporting year, the Company reviews the carrying amounts of its goodwill, other intangibles and property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.
The recoverable amount is the higher of fair value less costs to sell and/or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. Impairment related to goodwill is not reversed.
There were no impairment losses or recoveries recorded during the nine months ended December 31, 2010.
Financial assets:
The Company’s financial assets include the following:
•
Payment processor receivables are short-term monetary assets which are recognized at fair value less impairment and other related provisions. Provisions are recognized when there is objective evidence (primarily default or significant delay in payment) that the Company will be unable to collect all of the amounts due. The amount of such a provision is the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable. Management believes that a provision for uncollectible accounts was not necessary at December 31, 2010. The Company’s payment processor receivables are primarily due from Payment Service Providers (“PSP“s). These PSPs perform credit checks of each player who deposits money on the website. The PSPs retain a percentage of the deposits to cover any potential charge-backs. The Company considers the amounts held by the PSPs as fully collectible.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
2.	Summary of significant accounting policies (continued):
Financial assets (continued):
•
Cash and cash equivalents are comprised of balances held at financial institutions. Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash. Cash equivalents include unrestricted short-term bank deposits originally purchased with maturities of three months or less. Cash and cash equivalents earned an average effective interest rate of 0.5% per annum during the nine months ended December 31, 2010. These balances are primarily held in US dollars in financial institutions in Europe.

Financial liabilities:
The Company’s financial liabilities include the following items:
•
Player account balances represent the outstanding obligations the Company owes to its players including net deposits received, undrawn winnings, jackpots, tournament prize pools and certain promotional bonuses. The carrying amount of player liabilities approximate their fair value which is based on the net present value of expected future cash flows.

•
Trade payables and other short-term monetary liabilities are initially recognized at fair value and subsequently carried at amortized cost using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost. Trade payables generally have credit terms of 30 to 60 days.

•
Derivative financial liabilities are recorded at fair value in which periodic adjustments to the fair value of the liability are recognized through profit or loss. The Company has entered into a contract with a media firm that includes a commitment that meets the definition of a derivative, as the underlying value of the amount owed correlates to a specific benchmark, which is the calculated value of the Company as defined in the contract. The liability currently has a carrying amount that approximates fair value. Fair value was determined by using Level 3 measurements as the fair value was obtained using inputs for the liability that are not based on observable market data. See Note 7.

Provisions and contingent liabilities:
Provisions are recognized when it is probable that the present obligations will lead to an outflow of resources which can be estimated reliably. The timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive agreement that has resulted from past events.
Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the end of each reporting period, including the risks and uncertainties associated with the present obligation. Any reimbursement expected to be received in the course of settlement of the present obligation is recognized as a separate asset, not exceeding the amount of the related provision. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. In addition, long term provisions are discounted to their present values, where time value of money is material.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
2.	Summary of significant accounting policies (continued):
Provisions and contingent liabilities (continued):
In cases where the possible outflow of economic resources as a result of present obligations is considered impossible or remote, or the amount to be provided for cannot be measured reliably, no contingency liability is recognized.
Income tax:
The Company is liable for income taxes in France as well as for its subsidiaries in the United States, Malta, Canada, Gibraltar and the United Kingdom. Judgment is required in determining the provision for income taxes. There are also claims for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. If the final outcome of these tax matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.
Income tax for each year consists of current and deferred tax. Current tax expense is the expected tax payable on the taxable income for the period using tax rates enacted at the statement of financial position date. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.
Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.
The carrying amount of deferred tax assets is reviewed at the statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.
Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset realized. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
At December 31, 2010, deferred tax was not significant and as such no tax deferral was recorded.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
2.	Summary of significant accounting policies (continued):
Advertising expenses:
Advertising expenses are included in marketing expenses. Expenditures on advertising and promotion activities is generally recognized as an expense when it is incurred. Sponsorship cost is expensed over the later of the actual sponsored activity or television airing of the sponsored activity. In the event a sponsored activity has not concluded or aired on television as of period end, a proration is calculated and the cost related to the incomplete or unaired portion of the sponsored activity is deferred to the period of completion or television airing. In these cases, the cost of the incomplete or unaired sponsor activity is capitalized as a prepaid.
Operating leases:
Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to expense on a straight-line basis over the lease term. Lease incentives received are recognized as an integral part of the aggregate net lease payments made.
Segment reporting:
An operating segment is a distinguishable component of the Company that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
For the period ended December 31, 2010, management has determined that the Company has one operating segment.
3.	Income and other tax expense:
Income tax expense for the nine months ended December 31, 2010 totaled €559 and represents current tax expense incurred in the following jurisdictions:

	Profit (loss)
	before income	Effective Tax	Tax Expense
Jurisdiction	tax	Rate	(Benefit)
United States	1,065	40%	426
United Kingdom	94	45%	42
Malta	(19,577)	5%	(979)
Canada	276	33%	91
Other	20	—	—

	(18,122)		(420)
Allowance on deferred tax benefit			979

Income tax expense			559

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
3.	Income and other tax expense (continued):
Deferred tax benefits were generated primarily by the Company’s subsidiary in Malta. Malta has an effective tax rate of 5%. The Company did not record this deferred tax benefit due to uncertainty of generating future profits that would allow for the realization of the related deferred tax asset. Deferred tax assets primarily relate to this income tax operating loss carry forward generated during the nine months ended December 31, 2010.
The Company is required by law to pay an income tax to the Maltese tax authority. The Company also pays a monthly gaming tax to the Malta Gaming Authority. The Malta gaming tax payable amounts to approximately €48 per month, which is based on a calculation provided by the Malta Gaming Authority. Maltese gaming taxes are recorded in other expense.
As of December 31, 2010, the Company has an income tax payable recorded of €1,236, of which €724 is related to taxes owed on profits generated prior to April 1, 2010.
4.	Property and equipment:

	Office	Leasehold	Furniture &
	Equipment	Improvements	Fixtures	Total
	EUR	EUR	EUR	EUR

Nine months ended December 31, 2010
Acquisition	3,447	1,486	436	5,369
Additions	730	1	—	731
Translation differences on gross value	(29)	(4)	(2)	(35)
Depreciation charge	(1,440)	(261)	(95)	(1,796)
Translation differences on amortization	46	11	3	60

Closing net book amount	2,754	1,233	342	4,329

At December 31, 2010
Cost	4,148	1,483	434	6,065
Accumulated depreciation	(1,394)	(250)	(92)	(1,736)

Net book amount	2,754	1,233	342	4,329

Property, plant and equipment held by the Company are located in the US, Canada, Malta, and the United Kingdom.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
5.	Intangibles:

		Internally
		Developed			Other
	Goodwill	Software	Player List	Brand Names	Intangibles	Total
	EUR	EUR	EUR	EUR	EUR	EUR

Nine months ended December 31, 2010
Acquisition	74,473	13,595	12,859	9,327	478	110,732
Additions		3,040				3,040
Translation differences on gross value	(121)	(86)	(21)	(16)	(1)	(245)
Amortization charge		(2,967)	(1,968)	(649)	(175)	(5,759)
Translation differences on amortization		64	42	14	4	124

Closing net book amount	74,352	13,646	10,912	8,676	306	107,892

At December 31, 2010
Cost	74,352	16,549	12,838	9,311	477	113,527
Accumulated amortization		(2,903)	(1,926)	(635)	(171)	(5,635)

Net book amount	74,352	13,646	10,912	8,676	306	107,892

The fair value of the acquired intangibles was based on the income approach using discounted cash flow projections at the time of acquisition. The fair value of the player list takes into account the expected impact of player attrition. Additions to internally developed software represent software infrastructure assets that have been developed and generated internally. Intangibles are being amortized over their estimated useful economic lives of between two and eleven years.
In accordance with IAS 36, the Company regularly monitors the carrying value of its intangible assets. An analysis was performed at December 31, 2010, to assess whether the carrying value of assets was supported by the net present value of future cash flows expected to be derived from those assets. The results of the analysis indicated that no impairment existed as the net present value of future cash flows exceeded the carrying value of the assets.
6.	Trade and other payables:
Trade and other payables consist of the following as of December 31, 2010:

EUR

Trade payables	805
Accrued marketing commissions	1,669
Accrued professional fees	511
Deferred rent, current	377
Other payables	1,341

4,703

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
6.	Trade and other payables (continued):
Trade payables generally have credit terms of 30 to 60 days.
Other payables mainly relate to payroll liabilities, amounts due to consultants, transaction fees, and other miscellaneous accruals repayable within twelve months.
7.	Other non-current liabilities:
Other non-current liabilities consist of the following as of December 31, 2010:

EUR

Derivative financial instrument — advertising contract (Note 11)	1,157
Deferred rent, non current	1,240

2,397

In June 24, 2010, the Company signed an advertising contract with a media firm, M6 Web (“M6”). M6 is a television and internet outlet in France. Under the terms of this agreement, the Company is permitted to defer payment of 85% of certain media costs until 2015 (or 2013 in the event of early termination) when a balloon payment will be payable.
The balloon payment formula factors in the Company’s aggregate payable to M6 at the end of the contract and the growth of the online poker business in France during the contract period. The Company accounts for the balloon payment due under this contract as a derivative liability instrument, with changes in the fair value of the liability recognized in the consolidated statement of comprehensive income (loss). The Company determined that there was no significant change in the fair value of derivative liability from the date the contract was entered into through December 31, 2010.
8.	Share capital:
The share capital balance at December 31, 2010, represents the issued share capital to BetClic and Gigamedia of 30,906 shares at €1 par value.
9.	Reserves:
Share premium:
Share premium represents the excess of the issue price, for local jurisdiction purposes, over the par value of the shares issued.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
9.	Reserves (continued):
Foreign exchange reserve
The currency translation reserve represents translation differences arising from the translation of foreign currency financial statements into the Company’s functional currency.
10.	Retirement plan
Certain of the Company’s subsidiaries offer their employees access to a defined contribution retirement plan after three months of employment. Employee participation in these plans is voluntary. Active plan participants (those who are currently contributing to the plan) are eligible to receive a matching employer contribution for each pay period they make contributions. Employer contributions vest either immediately or after one year and are limited to 3% of the participants qualified compensation for the pay period.
Employer contributions totaled €201 for the nine month period ended December 31, 2010. As of December 31, 2010, the employer contribution liability was zero.
11.	Commitments:
The following table summarizes future contracted commitments on contracts with non-cancelable terms in excess of one year as of December 31, 2010:

	2011	2012	2013	2014	Total
	EUR	EUR	EUR	EUR	EUR

Office leases	1,726	1,767	1,785	1,316	6,594
M6 advertising contract (Note 7)	2,690	2,350	2,350	1,024	8,414
Olympic Lyonnais sponsorship agreements	1,625	2,250	1,125	—	5,000

Total	6,041	6,367	5,260	2,340	20,008

In connection with the acquisition of Everest, the Company assumed a lease for office space in Cambridge, Massachusetts. The term of the lease is 72 months (through September 2014). For the nine months ended December 31, 2010, the annual rental payments were 1,286 USD (€962). The Company anticipates it will record annual rental expense of approximately 1,715 USD (€1,283) throughout the term of the lease. Under the terms of the lease, the lessor provided a tenant construction allowance 1,975 USD (€1,477) which is included within the deferred rent liability and is being recorded as a reduction to rent expense ratably over the term of the lease. The tenant construction allowance is included in the leasehold improvements acquired in the acquisition.
The advertising commitment is solely related to the M6 contract discussed in Note 7. This contract is a derivative financial instrument, as such the commitments under the contract cannot be known with certainty. Management determined to disclose the estimated minimum contractual amounts due. This estimate does not contemplate the balloon payment formula which will dictate the ultimate cost to the Company as it could differ significantly.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
11.	Commitments (continued):
In July 2010, the Company entered into two sponsorship agreements, along with BetClic Enterprises (a related party), to sponsor Olymipic Lyonnais, a professional soccer team in France.
12.	Significant related-party transactions:
Management defines related parties as prescribed in IAS 24.
Management fee and key management compensation:
The Company’s majority shareholder, BetClic, assesses a management fee for services performed on behalf of the Company. The management fee is equal to 2% of net gaming revenue. In the event this formula yields less than 1,500 USD (€1,122) for a particular calendar year, the management fee is rounded up to 1,500 USD. The 2010 management fee was prorated to 1,125 USD (€851) for the nine month period ended December 31, 2010.
For the nine months ended December 31, 2010, the Company incurred €421 in key management compensation expense.
License fee:
The Company earns a 5% licensing fee from BetClic Enterprises (“BE”), a subsidiary of BetClic, based on player activity, which is recorded within other expense in the consolidated statement of comprehensive loss. Total income recorded during the nine months ended December 31, 2010 was approximately €325.
Related party receivables and payables:
The Company has the following related party receivable balances outstanding as of December 31, 2010:

EUR

BetClic Enterprises	887
Gigamedia	108

995

The Company has recorded a related party receivable balance as of December 31, 2010 in the amount of €887 from BE. BE’s online players from France play on the Company’s poker software and server. Losses incurred by the BE players to the Company’s players are invoiced to BE each month as are BE’s promotional costs and a nominal licensing fee.
The related party receivable from Gigamedia represents reimbursement for a variety of costs, including legal and professional expenses.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
12.	Significant related-party transactions (continued):
Related party receivables and payables (continued):
The Company has the following related party payables balances outstanding as of December 31, 2010:

EUR

BetClic	2,829
BetClic Enterprises	500
Gigamedia	1,127

4,456

The Company has recorded a payable at December 31, 2010 to BetClic in the amount of €955 for French gaming tax withheld from French players. BetClic submits the gaming tax to the French Government taxing authorities. The Company also incurred €1,023 in expenses relating to vendor invoices paid on behalf of the Company by BetClic for professional services. In addition, the Company has also recorded a payable due to BetClic of €851 related to the management fee agreement. The Company recorded a €500 payable to BE for payments due from a sponsorship agreement.
The Company has recorded a payable to GigaMedia of €678 for invoices paid by GigaMedia after April 1, 2010 on behalf of the Company. The Company also has a short term loan payable to Gigamedia of €449. The loan does not bear interest and is due on demand.
13.	Financial risk management objectives — policies:
The Company’s overall financial risk management program seeks to minimize potential adverse effects of financial performance of the Company. Management has in place processes and procedures to monitor the Company’s risk exposures while balancing the costs associated with such monitoring and management against the costs of risk occurrence. The Company’s risk management policies are reviewed periodically for changes in market conditions and the Company’s operations.
The Company is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks include credit risk, liquidity risk, interest rate risk, foreign currency risk and market risk.
As of December 31, 2010, the Company’s financial instruments mainly consisted of cash and cash equivalents, receivables from payment processors, trade payables, and a derivative liability instrument related to an advertising contract.
(a) Credit risk:
Credit risk is the risk of financial loss to the Company if a customer or a payment processor fails to meet its contractual obligations. Credit risk of the Company arises principally from the Company’s receivables from payment processors. The Company’s exposure to credit risk is concentrated within balances due from payment processors and poker network recoveries.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
13.	Financial risk management objectives — policies (continued):
(a) Credit risk (continued):
The Company’s contracts with payment processors allow for a wide variety of payment terms; some balances are available on demand, while others balances function similar to security retention and are not payable until six months after they are withheld. On a dollar percentage basis these balances are payable to the Company within approximately six weeks, on average.
The Company’s Chief Operating Officer or a corporate Director reviews all contracts with payment processors and licensees within the Everest poker network before a relationship is established.
Mangas Everest currently has one licensee within the everest.fr poker network, BetClic Enterprises, a related party and subsidiary of BetClic.
Industry reputation is considered and probity is performed on the payment processor or licensee (and its principals if deemed necessary). Relationships with payment processors are closely monitored and altered if deemed appropriate.
As the Company does not hold any collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments presented on the consolidated statement of financial position. The provision for impairment loss is based upon a review of the expected collectability of all processor and other receivables and subject to approval by the Chief Operating Officer.
Management believes that all significant cash and cash equivalent balances are held with reputable banks and that all significant receivables are due from processors of good credit-standing.
There is no receivable that is past due and/or impaired. No impairment loss was recognized in profit or loss, as the processor receivables were subsequently received.
(b) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and long term. As of December 31, 2010 the Company has no bank borrowings.
(c) Market risk
Market risk is the risk that changes in rates, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.
(d) Currency risk
Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
13.	Financial risk management objectives — policies (continued):
(d) Currency risk (continued)
For the nine months ended December 31, 2010 approximately 40% of the Company’s revenue and costs were based in Euro and approximately 60% of the Company’s revenue and costs were based in US Dollars. Therefore, from a revenue and expenditure perspective, currency risk is moderate; however, from a cash perspective the Company experiences substantial currency risk as approximately 85% of its cash balances are concentrated in U.S. Dollars as of December 31, 2010.
(e) Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company does not have any bank borrowings or investments in other financial assets, other than cash and cash equivalents.
14.	Contingencies:
Litigation:
Technical summary of complaints and related actions prior to July 1, 2010:
On April 1, 2010, a complaint was filed on behalf of Gigamedia subsidiary Ultra Internet Media S.A. (“UIM”) against Harrah’s License Company, LLC (“Harrah’s”) in connection with the promotional agreement for the World Series of Poker (“WSOP”) dated February 24, 2008 (the “Agreement”) (the “Original Lawsuit”). UIM stated claims against Harrah’s for: 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Agreement and the Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Agreement pending the outcome of the litigation, and attorney fees and costs.
A letter of termination was also sent by UIM to Harrah’s on April 1, 2010 to terminate the Agreement for multiple material breaches by Harrah’s and to demand the refund of past payments.
An application for a temporary restraining order (“TRO”) and motion for preliminary injunction were also filed. The request for the TRO was subsequently denied by the court. On April 28, 2010, UIM had a hearing on its motion asking the court to force Harrah’s to remove a certain non-Everest Poker name and logo reference from the broadcasts into France, as UIM has exclusive promotional and advertising rights pursuant to the Agreement. The motion was denied on the grounds that UIM failed to show that the broadcasts containing the other reference’s digital overlay were certain to continue into the future. The court did not rule on the merits of the underlying claims in any way. The judge has yet to issue a formal order.
Harrah’s also filed a motion to dismiss the complaint. In addition, on April 27, 2010, Harrah’s Interactive Entertainment, Inc. (“Harrah’s Interactive”) filed a separate lawsuit (the “Second Lawsuit”) against UIM for 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia as a defendant for tortuous interference with contractual relations. In May 2009, the Agreement was assigned by Harrah’s to Harrah’s Interactive.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
14.	Contingencies (continued):
Litigation (continued):
Technical summary of complaints and related actions prior to July 1, 2010 (continued):
On May 14, 2010, UIM lodged a First Amended Complaint, asserting a new claim for fraud in the inducement and abandoning its claim for a preliminary injunction. Separately, UIM asserted compulsory counterclaims within the Second Lawsuit on June 11, 2010 which mirrored those made in the Original Lawsuit.
On June 14, 2010, Everest Gaming Limited filed a complaint for trademark infringement against Harrah’s.
On June 29, 2010, the Court consolidated the Original Lawsuit and the Second Lawsuit, and also consolidated the claim made by Everest Gaming Limited on June 14, 2010.
Technical summary of complaints and related actions after June 30, 2010:
Following the consolidation of all claims, Harrah’s moved to dismiss all of UIM’s claims in the First Amended Complaint, UIM’s counterclaims, and the Everest Complaint. UIM opposed the Motion in writing and at the hearing held on the matter. The Court denied Harrah’s request in its entirety on September 15, 2010.
On January 27, 2011, Harrah’s lodged a First Amended Complaint, naming BetClic and Mangas Everest as new co-defendants and asserting new claims for: 1) tortuous interference with contractual relations; 2) tortuous interference with prospective economic advantage; 3) fraudulent transfer; and (4) unjust enrichment. Harrah’s demanded a jury trial on its tort claims, whereas the remainder of the trial is set for a bench trial based upon the Court’s July 7, 2010 ruling that the jury waiver within the Agreement was valid and enforceable.
On May 3, 2011, GigaMedia made a Motion to the Court for partial summary judgment on Harrah’s claims against it for tortuous interference of contract and tortuous interference with prospective economic advantage. On March 31, 2010, GigaMedia (through its subsidiary Internet Media Licensing Limited) purchased all issued and outstanding shares of common stock of UIM. Since GigaMedia enjoys a legal privilege to interfere in the contracts and actions of its wholly owned subsidiary, and since UIM has been, since March 31, 2010 a wholly owned subsidiary of GigaMedia, any interference by GigaMedia would enjoy immunity. We believe that GigaMedia is entitled to the summary judgment. The court has yet to set a hearing date for this motion.
There are several additional Motions before the Court relating to various discovery matters as of June 27, 2010, and Harrah’s has filed Motions for partial summary judgment on certain key issues that could be dispositive of the contract dispute. UIM is opposing these Motions on the grounds that there are genuine issues of material fact outstanding, thus the Court is precluded from granting a Motion for partial summary judgment as a matter of law. While we are hopeful that we will be successful in persuading the court to deny these Motions, it is not possible to predict how the Court will rule on these motions.
The Magistrate Judge has also ruled that all discovery matters must be completed by August 31, 2011. There are several depositions to be taken by all parties to the litigation, as well as document production. A trial date has not been set, however we anticipate a trial date to be sometime in the fourth quarter of 2011 or the first quarter of 2012.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
14.	Contingencies (continued):

Litigation (continued):
Technical summary of complaints and related actions after June 30, 2010 (continued):
We believe UIM, Gigamedia and Mangas Everest will be successful in pursuing and defending the lawsuits of Harrah’s. However, there are no assurances that these companies will prevail in their claims against Harrah’s, including its claim for compensatory.
The Company has certain contractual obligations related to these lawsuits pursuant to the terms its 60% beneficial purchase of Everest from Gigamedia in April of 2010. Specifically, under the terms of the sale, all attorneys’ fees and other costs incurred by UIM in the WSOP litigation, or as a result of the UIM litigation, must be either (1) paid directly by the Company or (2) paid directly by Mangas Gaming and Gigamedia in proportion to each company’s ownership percentage in the Company.
Thus far, the Company has paid for all attorneys’ fees incurred to date for purposes of practicality and expediency, but there is no guarantee this will continue into the future. It is at the discretion of the Company’s shareholders that the Company continues to bear these costs. The costs totaled €1,359 for the nine month period ended December 31, 2010, and are presented within professional services on the Company’s consolidated statement of comprehensive loss.
15.	Capital management:
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximize the returns to shareholders’ value through the optimization of the debt and equity balances.
The Company actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders’ returns, taking into consideration the future capital requirements of the Company and capital efficiency, prevailing and projected profitability, projected cash flows, projected capital expenditures and projected investment opportunities. The Company currently has not adopted any formal dividend policy.
The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may issue dividend payments to shareholders, return capital to shareholders, or raise new debts.

MANGAS EVEREST S.A.S.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010
(EXPRESSED IN THOUSANDS)
16.	Investment in subsidiaries:
The Company is the holding company for Everest. The following table shows details of the Company’s principal subsidiary undertakings. The issued share capital of each subsidiary is fully paid and each is included in the consolidated accounts of Everest:

	Country of	Ownership
Name of Subsidiary	Incorporation	Percentage	Principal Business

Owned by Mangas Everest S.A.S:
MCG1 Holding Malta Limited	Malta	99.9%	Holding Company
New CIDC Delaware Corp.	United States	100%	Software Development
Cambridge Interactive Development Corp. Limited	United Kingdom	100%	Marketing Support Services
Everest Gaming Marketing Services Limited	United Kingdom	100%	Marketing Support Services
Global Interactive Services, Inc.	Canada	100%	IT and Customer Support Services

Owned by MCG1 Holding Malta Limited:
Everest Gaming Limited	Malta	99.9%	Online Gaming
Cordovan Limited	Gibraltar	100%	Marketing Services
Apex Star Pacific Limited	British Virgin Islands	100%	Dormant

Owned by Everest Gaming Limited:
Everest Gaming Financial Services Limited	United Kingdom	100%	Treasury and Transaction Services